NEWS

Sequans Communications Announces
Third Quarter 2022 Financial Results

PARIS - November 2, 2022 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Summary Results Table:

(in US$ millions, except share and per share data)	Q3 2022	Q2 2022	Q3 2021
Revenue	$16.5	$14.2	$11.9
Gross profit	12.8	8.6	5.8
Gross margin (%)	77.6%	60.7%	49.2%
Operating profit (loss)	1.2	(2.1)	(5.1)
Net Profit (Loss)	(2.9)	(3.2)	0.2
Diluted earnings (loss) per ADS	($0.06)	($0.07)	$0.00
Non-IFRS diluted earnings (loss) per ADS *	$0.01	($0.02)	($0.15)
Weighted average number of diluted ADS (IFRS)	47,802,526	47,656,861	41,024,405
Weighted average number of diluted ADS (Non-IFRS)	52,620,229	47,656,861	41,024,405
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

“Third quarter revenue increased by 39% year-over-year and 16% sequentially, reflecting an increase in licensing revenue, including revenue recognized from our new 5G strategic partner agreement announced in August,” said Georges Karam, CEO of Sequans. “This lifted gross margin to 77.6% and turned the Company to non-IFRS profitability of $0.01 per ADS on a fully diluted basis. The higher licensing revenue more than offset the as-expected lower product revenue in the third quarter. Product revenue in the quarter was primarily impacted by various supply chain factors temporarily affecting our customers' ability to ship or launch their products. We still expect product shipments to grow in the coming quarters."

“Our pipeline continues to grow and, in particular, we are excited by the demand we are seeing for our next generation Cat 1 Calliope 2”, continued Georges Karam. “We secured two sizeable design wins for Calliope 2, adding to the already strong funnel for Cat M/NB Monarch 2 and reinforcing our leadership in Massive IoT. In addition, the recently announced 5G strategic deal is progressing well and confirms market interest in our 5G technology, creating a licensing revenue pipeline on top of our product business.”

Q4 2022 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic or supply chain constraints. This statement is forward-looking and actual results may differ materially.

Taking into consideration current customer demand and the ongoing impact of supply chain constraints on the Company’s ability to ship orders, management expects revenue to be flat or slightly down sequentially for the quarter ending December 31, 2022, while still representing significant growth compared with the fourth quarter of 2021, with gross margin expected to exceed 65%.

Third Quarter 2022 Highlights:

Revenue: Revenue was $16.5 million, an increase of 16.2% compared to the second quarter of 2022 and an increase of 39.0% compared to the third quarter of 2021.The increase for the third quarter was primarily due to increased services and license revenue as a result of the new 5G strategic partnership, partially offset by decreases in product revenue.

Gross margin: Gross margin was 77.6% compared to 60.7% in the second quarter of 2022 and compared to 49.2% in the third quarter of 2021 due to the higher proportion of services and license revenue versus product sales in the revenue mix.

Sequans reports third quarter 2022 financial results

Operating profit / loss: Operating profit was $1.2 million compared to operating losses of $2.1 million in the second quarter of 2022 and $5.1 million in the third quarter of 2021.

Net profit / loss: Net loss was $2.9 million, or ($0.06) per diluted ADS, compared to a net loss of $3.2 million, or ($0.07) per ADS, in the second quarter of 2022 and a net profit of $0.2 million, or $0.01 per ADS, in the third quarter of 2021. Net loss in the third quarter of 2022 includes a $1.2 million loss on the change in fair value of the convertible debt derivative compared to a $0.7 million gain in the second quarter of 2022 and a $7.7 million gain in the third quarter of 2021. Net loss in the third quarter of 2022 includes a $0.5 million gain on the impact of the convertible debt amendment.

Non-IFRS Net profit / loss and diluted profit / loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net gain was $0.4 million, or $0.01 per diluted ADS, compared to non-IFRS net losses of $1.2 million, or ($0.02) per diluted ADS in the second quarter of 2022, and $5.3 million, or ($0.14) per diluted ADS, in the third quarter of 2021. The non-IFRS net gain / loss includes foreign exchange gains of $1.0 million, or $0.02 per diluted ADS, in the third quarter of 2022, $1.2 million, or $0.02 per diluted ADS, in the second quarter of 2022 and $0.4 million, or $0.01 per diluted ADS, in the third quarter of 2021.

Cash: Cash and cash equivalents and short-term deposits at September 30, 2022 totaled $5.8 million compared to $16.8 million at June 30, 2022. The amount at September 30, 2022 excludes cash received from the 5G [1] strategic partnership of $13.5 million received in October 2022.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2022 today, November 2, 2022 at 8:00 a.m. ET /13:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13733000. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until November 16, 2022 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the following access code:13733000.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, expectations for future product sales, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2021, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures, including manufacturing and operating expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders or Covid-19 workforce shortages, (xiv) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and

Sequans reports third quarter 2022 financial results

the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2022	June 30, 2022	Sept 30, 2021

Revenue :
Product revenue	$4,385	$7,674	$7,545
License and services revenue	12,143	6,547	4,346
Total revenue	16,528	14,221	11,891
Cost of revenue	3,708	5,592	6,043
Gross profit	12,820	8,629	5,848
Operating expenses :
Research and development	6,960	5,875	6,634
Sales and marketing	2,446	2,499	2,116
General and administrative	2,199	2,351	2,181

Total operating expenses	11,605	10,725	10,931
Operating profit (loss)	1,215	(2,096)	(5,083)
Financial income (expense):
Interest income (expense), net	(2,784)	(2,858)	(2,685)
Change in fair value of convertible debt derivative	(1,193)	663	7,706
Impact of debt amendment	476	—	—
Foreign exchange gain (loss)	1,030	1,218	409
Profit (Loss) before income taxes	(1,256)	(3,073)	347
Income tax expense	1,617	120	155
Profit (Loss)	$(2,873)	$(3,193)	$192
Attributable to :
Shareholders of the parent	(2,873)	(3,193)	192
Minority interests	—	—	—
Basic loss per ADS	($0.06)	($0.07)	$0.01
Diluted loss per ADS	($0.06)	($0.07)	$0.00
Weighted average number of ADS used for computing:
— Basic	47,802,526	47,656,861	37,382,595
— Diluted	47,802,526	47,656,861	41,024,405

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2022	2021

Revenue :
Product revenue	$17,984	$23,486
License and services revenue	26,656	13,583
Total revenue	44,640	37,069
Cost of revenue	13,736	17,768
Gross profit	30,904	19,301
Operating expenses :
Research and development	19,249	19,736
Sales and marketing	7,466	6,707
General and administrative	7,042	7,148

Total operating expenses	33,757	33,591
Operating profit (loss)	(2,853)	(14,290)
Financial income (expense):
Interest income (expense), net	(8,314)	(8,807)
Change in fair value of convertible debt derivative	5,867	5,024
Impact of debt amendment	476	5,177
Foreign exchange gain (loss)	2,618	803
Profit (Loss) before income taxes	(2,206)	(12,093)
Income tax expense	1,841	452
Profit (Loss)	$(4,047)	$(12,545)
Attributable to :
Shareholders of the parent	(4,047)	(12,545)
Minority interests	—	—
Basic loss per ADS	($0.09)	($0.34)
Diluted loss per ADS	($0.09)	($0.34)
Weighted average number of ADS used for computing:
— Basic	45,538,645	36,396,026
— Diluted	45,538,645	36,396,026

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	$9,253	$8,010
Intangible assets	46,741	37,984
Deposits and other receivables	620	2,311
Other non-current financial assets	307	357
Total non-current assets	56,921	48,662
Current assets
Inventories	10,102	6,433
Trade receivables	17,258	13,622
Contract assets	420	789
Prepaid expenses	1,905	2,108
Other receivables	3,980	7,252
Research tax credit receivable	7,972	5,863
Cash and cash equivalents	5,831	4,835
Total current assets	47,468	40,902
Total assets	$104,389	$89,564
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 191,714,374 shares authorized, issued and outstanding at September 30, 2022 (151,419,322 shares at December 31, 2021 and euro 0.02 nominal value)	$2,295	$3,687
Share premium	2,443	298,389
Other capital reserves	61,060	57,198
Accumulated deficit	(60,138)	(383,554)
Other components of equity	(812)	(26)
Total equity	4,848	(24,306)
Non-current liabilities
Government grant advances, loans and other liabilities	5,132	9,354
Convertible debt	41,437	36,373
Convertible debt embedded derivative	4,213	10,081
Lease liabilities	2,338	3,373
Trade payables	2,486	964
Provisions	2,158	2,137
Deferred tax liabilities	113	138
Contract liabilities	1,717	2,706
Total non-current liabilities	59,594	65,126
Current liabilities
Trade payables	10,103	13,916
Interest-bearing receivables financing	9,857	9,518
Lease liabilities	1,213	1,247
Government grant advances and loans	3,985	6,206
Contract liabilities	6,901	8,677
Other current liabilities and provisions	7,888	9,180
Total current liabilities	39,947	48,744
Total equity and liabilities	$104,389	$89,564

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2022	2021
Operating activities
Profit (Loss) before income taxes	$(2,206)	$(12,093)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,901	2,733
Amortization and impairment of intangible assets	5,574	5,417
Share-based payment expense	3,667	3,273
Increase in provisions	298	463
Interest expense, net	8,314	8,807
Change in the fair value of convertible debt embedded derivative	(5,867)	(5,024)
Impact of debt reimbursement	(476)	(5,177)
Foreign exchange loss (gain)	(897)	(743)
Loss (Gain) on disposal of property, plant and equipment	—	7
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(3,412)	5,973
Decrease (increase) in inventories	(3,669)	342
Increase in research tax credit receivable	(636)	(2,700)
Increase (Decrease) in trade payables and other liabilities	(7,499)	5,324
Decrease in contract liabilities	(3,703)	(9,506)
Decrease in government grant advances	(2,292)	(574)
Income tax paid	(683)	(542)
Net cash flow provided by (used in) operating activities	(10,586)	(4,020)
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,892)	(8,511)
Capitalized development expenditures	(11,308)	(14,926)
Sale (Purchase) of financial assets	1,741	(1,760)
Decrease of short-term deposit	—	2,900
Interest received	47	36
Net cash flow provided by (used in) investments activities	(15,412)	(22,261)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	99
Public and private equity offering proceeds, net of transaction costs paid	30,125	9,881
Proceeds (Repayment of) from interest-bearing receivables financing	342	(128)
Proceeds from convertible debt, net of transaction cost	—	39,647
Payment of lease liabilities	(929)	(810)
Repayment of convertible debt	—	(8,750)
Repayment of government loans	(633)	(356)
Repayment of venture debt	—	(8,042)
Repayment of interest-bearing research project financing	(812)	(804)
Interest paid	(1,096)	(4,800)
Net cash flows from (used in) financing activities	26,997	25,937
Net increase (decrease) in cash and cash equivalents	999	(344)
Net foreign exchange difference	(3)	2
Cash and cash equivalents at January 1	4,835	7,574
Cash and cash equivalents at end of the period	5,831	7,232

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2022	June 30, 2022	Sept 30, 2021
Net IFRS gain (loss) as reported	$(2,873)	$(3,193)	$192
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,133	1,219	1,022
Non-cash change in the fair value of convertible debt embedded derivative	1,193	(663)	(7,706)
Non-cash interest on convertible debt and other financing (2)	1,447	1,452	1,193
Non-cash impact of convertible debt amendment	(476)	—	—
Non-IFRS gain (loss) adjusted	$424	$(1,185)	$(5,299)
IFRS basic gain (loss) per ADS as reported	($0.06)	($0.07)	$0.01
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	$0.03	($0.01)	($0.21)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS basic gain (loss) per ADS	$0.01	($0.02)	($0.14)
IFRS diluted gain (loss) per ADS	($0.06)	($0.07)	$—
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	$0.03	($0.01)	($0.21)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS diluted gain (loss) per ADS	$0.01	($0.02)	($0.15)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$41	$44	$14
Research and development	370	317	487
Sales and marketing	268	287	200
General and administrative	454	571	321
(2) Related to the difference between contractual and effective interest rates

Sequans reports third quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2022	2021
Net IFRS gain (loss) as reported	$(4,047)	$(12,545)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	3,667	3,274
Non-cash change in the fair value of convertible debt embedded derivative	(5,867)	(5,024)
Non-cash interest on convertible debt and other financing (2)	4,117	3,465
Impact of debt reimbursement	—	(5,177)
Non-cash impact of convertible debt amendment	(476)	—
Non-IFRS gain (loss) adjusted	$(2,606)	$(16,007)
IFRS basic gain (loss) per ADS as reported	($0.09)	($0.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.08	$0.09
Non-cash change in the fair value of convertible debt embedded derivative	($0.13)	($0.15)
Non-cash interest on convertible debt and other financing (2)	$0.09	$0.10
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	($0.01)	$0.00
Non-IFRS basic gain (loss) per ADS	($0.06)	($0.44)
IFRS diluted gain (loss) per ADS	($0.09)	($0.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.08	$0.09
Non-cash change in the fair value of convertible debt embedded derivative	($0.13)	($0.15)
Non-cash interest on convertible debt and other financing (2)	$0.09	$0.10
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	($0.01)	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.06)	($0.44)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$114	$44
Research and development	1,157	1,554
Sales and marketing	846	623
General and administrative	1,550	1,053
(2) Related to the difference between contractual and effective interest rates